Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
Tel: 1165-1000 Fax: 1165-1001

INDUSTRIAS CH, S.A. B. DE C.V.

[redacted]

07027757

PROCESSED
NOV 0 7 2007
THOMSON FINANCIAL

SUPPL

RECEIVED
2007 NOV -5 A 7:52

October 26, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

Industrias CH S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the third quarter 2007 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH S.A.B de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with understanding that such information and documents will not be deemed to be "filled" with the SEC or otherwise subject to the liabilities of section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission that the company is subject to the Act.

Very truly yours

Sergio Vigil
Chief Financial Officer

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

RECEIVED 2007 NOV -5 A 7:5

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	28,173,622	100	23,402,648	100
s02	CURRENT ASSETS	17,732,950	63	13,085,809	56
s03	CASH AND SHORT-TERM INVESTMENTS	6,886,832	24	2,482,247	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,337,718	12	3,260,465	14
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	507,151	2	886,206	4
s06	INVENTORIES	6,906,829	25	6,399,788	27
s07	OTHER CURRENT ASSETS	94,420	0	57,103	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	9,943,961	35	9,793,702	42
s13	LAND AND BUILDINGS	4,207,723	15	3,968,517	17
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	11,374,534	40	10,546,002	45
s15	OTHER EQUIPMENT	194,117	1	264,692	1
s16	ACCUMULATED DEPRECIATION	6,157,215	22	5,402,431	23
s17	CONSTRUCTION IN PROGRESS	324,802	1	416,922	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	405,098	1	517,039	2
s19	OTHER ASSETS	91,613	0	6,098	0
s20	TOTAL LIABILITIES	7,219,034	100	7,039,768	100
s21	CURRENT LIABILITIES	3,822,115	53	3,714,876	53
s22	SUPPLIERS	2,729,294	38	2,190,297	31
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	3,299	0	3,454	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	68,843	1	375,372	5
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,020,679	14	1,145,753	16
s27	LONG-TERM LIABILITIES	0	0	185,292	3
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	185,292	3
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	3,396,919	47	3,139,600	45
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	20,954,588	100	16,362,880	100
s34	MINORITY INTEREST	3,540,116	17	1,495,724	9
s35	MAJORITY INTEREST	17,414,472	83	14,867,156	91
s36	CONTRIBUTED CAPITAL	7,661,927	37	7,661,927	47
s79	CAPITAL STOCK	6,547,290	31	6,547,290	40
s39	PREMIUM ON ISSUANCE OF SHARES	1,114,637	5	1,114,637	7
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	9,752,545	47	7,205,229	44
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,174,751	49	8,486,231	52
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(415,052)	(2)	(1,281,002)	(8)
s80	SHARES REPURCHASED	(7,154)	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	6,886,832	100	2,482,247	100
s46	CASH	357,264	5	561,492	23
s47	SHORT-TERM INVESTMENTS	6,529,568	95	1,920,755	77
s07	OTHER CURRENT ASSETS	94,420	100	57,103	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	27,858	49
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	94,420	100	29,245	51
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	405,098	100	517,039	100
s48	DEFERRED EXPENSES (NET)	308,347	76	405,422	78
s49	GOODWILL	39,530	10	36,794	7
s51	OTHER	57,221	14	74,823	14
s19	OTHER ASSETS	91,613	100	6,098	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	5,578	6	6,085	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	13	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	86,035	94	0	0
s21	CURRENT LIABILITIES	3,822,115	100	3,714,876	100
s52	FOREIGN CURRENCY LIABILITIES	2,450,566	64	2,098,828	56
s53	MEXICAN PESOS LIABILITIES	1,371,549	36	1,616,048	44
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,020,679	100	1,145,753	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,902	0	3,774	0
s68	PROVISIONS	243,542	24	444,850	39
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	773,235	76	697,129	61
s27	LONG-TERM LIABILITIES	0	0	185,292	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	185,292	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	3,396,919	100	3,139,600	100
s66	DEFERRED TAXES	3,339,032	98	3,024,569	96
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	26,922	1	22,933	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	30,965	1	92,098	3
s79	CAPITAL STOCK	6,547,290	100	6,547,290	100
s37	CAPITAL STOCK (NOMINAL)	5,098,604	78	5,098,604	78
s38	RESTATEMENT OF CAPITAL STOCK	1,448,686	22	1,448,686	22

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,174,751	100	8,486,231	100
s93	LEGAL RESERVE	458,150	5	255,048	3
s43	RESERVE FOR REPURCHASE OF SHARES	1,087,150	11	1,087,170	13
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	7,089,877	70	4,843,114	57
s45	NET INCOME FOR THE YEAR	1,539,574	15	2,300,899	27
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(415,052)	100	(1,281,002)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	463,149	(112)	(455,672)	36
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	47,980	(12)	49,126	(4)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(926,181)	223	(874,456)	68
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	13,910,835	9,370,933
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	63	75
s75	EMPLOYEES (*)	1,515	1,530
s76	WORKERS (*)	3,739	4,022
s77	OUTSTANDING SHARES (*)	436,574,580	436,574,580
s78	REPURCHASED SHARES (*)	151,500	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	20,396,757	100	20,717,414	100
r02	COST OF SALES	16,802,478	82	16,671,756	80
r03	GROSS PROFIT	3,594,279	18	4,045,658	20
r04	GENERAL EXPENSES	1,173,902	6	1,222,329	6
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	2,420,377	12	2,823,329	14
r08	OTHER INCOME AND (EXPENSE), NET	47,596	0	69,431	0
r06	COMPREHENSIVE FINANCING RESULT	170,518	1	19,662	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	2,638,491	13	2,912,422	14
r10	INCOME TAXES	755,864	4	322,949	2
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,882,627	9	2,589,473	12
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	1,882,627	9	2,589,473	12
r19	NET INCOME OF MINORITY INTEREST	343,053	2	288,574	1
r20	NET INCOME OF MAJORITY INTEREST	1,539,574	8	2,300,899	11

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	20,396,757	100	20,717,414	100
r21	DOMESTIC	7,328,958	36	7,223,016	35
r22	FOREIGN	13,067,799	64	13,494,398	65
r23	TRANSLATED INTO DOLLARS (***)	1,196,214	6	1,177,279	6
r08	OTHER INCOME AND (EXPENSE), NET	47,596	100	69,431	100
r49	OTHER INCOME AND (EXPENSE), NET	47,596	100	69,431	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	170,518	100	19,662	100
r24	INTEREST EXPENSE	15,552	9	11,272	57
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	260,105	153	60,858	310
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	4,343	3	1,983	10
r28	RESULT FROM MONETARY POSITION	(78,378)	(46)	(31,907)	(162)
r10	INCOME TAXES	755,864	100	322,949	100
r32	INCOME TAX	266,116	35	278,935	86
r33	DEFERRED INCOME TAX	489,748	65	44,014	14

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	21,408,690	21,753,285
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	26,437,816	26,694,058
r39	OPERATING INCOME (**)	2,971,988	3,033,433
r40	NET INCOME OF MAJORITY INTEREST (**)	1,622,778	2,931,705
r41	NET CONSOLIDATED INCOME (**)	1,995,600	3,246,351
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	450,823	399,556

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH | QUARTER: 3 | YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	6,422,388	100	6,574,265	100
rt02	COST OF SALES	5,558,974	87	5,211,606	79
rt03	GROSS PROFIT	863,414	13	1,362,659	21
rt04	GENERAL EXPENSES	369,334	6	403,919	6
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	494,080	8	958,740	15
rt08	OTHER INCOME AND (EXPENSE), NET	28,577	0	(19,172)	0
rt06	COMPREHENSIVE FINANCING RESULT	60,733	1	(64,789)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	583,390	9	874,779	13
rt10	INCOME TAXES	221,472	3	51,709	1
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	361,918	6	823,070	13
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	361,918	6	823,070	13
rt19	NET INCOME OF MINORITY INTEREST	84,297	1	96,415	1
rt20	NET INCOME OF MAJORITY INTEREST	277,621	4	726,655	11

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	6,422,388	100	6,574,265	100
rt21	DOMESTIC	2,250,808	35	2,441,461	37
rt22	FOREIGN	4,171,580	65	4,132,804	63
rt23	TRANSLATED INTO DOLLARS (***)	381,862	6	402,820	6
rt08	OTHER INCOME AND (EXPENSE), NET	28,577	100	(19,172)	100
rt49	OTHER INCOME AND(EXPENSE), NET	28,577	100	(19,172)	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	60,733	100	(64,789)	100
rt24	INTEREST EXPENSE	4,884	8	5,019	(8)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	111,083	183	23,894	(37)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	35,844	59	(63,514)	98
rt28	RESULT FROM MONETARY POSITION	(81,310)	(134)	(20,150)	31
rt10	INCOME TAXES	221,472	100	51,709	100
rt32	INCOME TAX	(45,417)	(21)	(24,447)	(47)
rt33	DEFERRED INCOME TAX	266,889	121	76,156	147

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	148,283	148,137

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	1,882,627	2,589,473
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,134,680	56,221
c03	RESOURCES FROM NET INCOME FOR THE YEAR	3,017,307	2,645,694
c04	RESOURCES PROVIDED OR USED IN OPERATION	(455,007)	(397,815)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	2,562,300	2,247,879
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(61)	(247,371)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,387,455	0
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	2,387,394	(247,371)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(681,527)	(260,094)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	4,268,167	1,740,414
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,618,665	741,833
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	6,886,832	2,482,247

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,134,680	56,221
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	450,823	399,556
c41	+ (-) OTHER ITEMS	683,857	(343,335)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(455,007)	(397,815)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(719,158)	(183,918)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(215,990)	(756,728)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(144,292)	(167,745)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	754,352	401,791
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(129,919)	308,785
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(61)	(247,371)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	(61)	(8)
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	185,292
c27	(-) BANK FINANCING AMORTIZATION	0	(432,655)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,387,455	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	263,552	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	2,123,903	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(681,527)	(260,094)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(463,831)	(261,472)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(162,659)	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(55,037)	1,378

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	4.57		$	7.16	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	4.57		$	8.01	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	39.89		$	32.80	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		1.05	times		1.03	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		9.24	times		5.19	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	9.23	%	12.49	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	9.31	%	19.71	%
p03	NET INCOME TO TOTAL ASSETS (**)	7.08	%	13.87	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(4.16)	%	(1.23)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.93	times	1.14	times
p07	NET SALES TO FIXED ASSETS (**)	2.65	times	2.72	times
p08	INVENTORIES TURNOVER (**)	3.18	times	3.44	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	38.41	days	36.94	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.06	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	25.62	%	30.08	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.34	times	0.43	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	33.94	%	32.44	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	1.89	%
p15	OPERATING INCOME TO INTEREST PAID	155.63	times	250.47	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.66	times	3.79	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.63	times	3.52	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.83	times	1.79	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.45	times	1.85	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	180.18	%	66.81	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	14.79	%	12.77	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.23)	%	(1.92)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	164.75	times	199.42	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(0.00)	%	100.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	(0.00)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	68.05	%	100.52	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

INDUSTRIAS CH, S.A.B. DE C.V.

Tlalnepantla Estado de Mexico a 26 de octubre de 2007- Industrias CH S.A.B de C. V. reporta el día de hoy sus resultados al tercer trimestre de 2007

Comparativo por los nueve meses terminados al 30 de septiembre 2007 vs. Nueve meses terminados al 30 septiembre 2006

El volumen de ventas de Industrias CH durante los primeros nueve meses de 2007 disminuyó el 4% comparado con el mismo periodo del año anterior. L a consecuencia del efecto por la falta de suministro de gas natural en sus plantas localizadas en Guadalajara Apizaco y Tlalnepantla derivado de las explosiones en las instalaciones de PEMEX en el mes de julio del 5 al 8 y del 10 al 13 y del 10 al 15 de septiembre de 2007, esta falta de suministro afectó el proceso final de la producción (laminación), por lo que se dejaron de producir y vender aproximadamente 39 mil toneladas, con un efecto negativo de Ps. 100 millones aproximadamente en el resultado de operación de Industrias CH, los precios del acero se mantuvieron en el mismo nivel en comparación al mismo periodo del año anterior. El Costo unitario de ventas se incrementó el 2% originado principalmente por el incremento en el costo de adquisición de la chatarra. sumado a esto, en un esfuerzo por optimizar las operaciones de la compañía, Industrias CH trasladara las operaciones de su planta localizada en tlalnepantla a sus mas modernas plantas de Apizaco y Ohio como consecuencia de esto ICH recortara aproximadamente en un 6% su fuerza laboral, lo cual represento un costo por única ocasión de 30 millones de pesos durante el tercer trimestre de 2007, sin embargo los beneficios por este recorte serán reflejados en el mediano y largo plazo al disminuir en forma considerable los costos de la mano de obra. Debido a lo mencionado anteriormente, Industrias CH registró una disminución del 14% en la Utilidad de Operación y una disminución del 11% en el EBITDA.

Ventas Netas
Las ventas netas de la Compañía disminuyeron en un 2% las ventas pasaron de Ps. 20,717 millones durante los nueve meses terminados al 30 de septiembre de 2006 a Ps. 20,397 millones en el mismo período del 2007. Las ventas en toneladas de productos de acero diminuyeron un 4% a 2.2 millones de toneladas en los nueve meses terminados al 30 de septiembre de 2007 comparadas con las 2.2 millones de toneladas en el mismo período de 2006. Las ventas en el extranjero en los nueve meses terminados al 30 de septiembre de 2007 disminuyeron el 3% a Ps. 13,068 millones comparadas con Ps. 13,494 millones del mismo período del año anterior, Las ventas nacionales incrementaron un 1% de 7,223 millones en los nueve meses terminados al 30 de septiembre de 2006 a Ps. 7,329 millones en los nueve meses terminados al 30 de septiembre de 2007 (se incrementó el volumen de ventas en mil toneladas).

Costo de Ventas
El costo directo de ventas incremento el 1% al pasar de Ps. 16,672 millones en los nueve meses terminados al 30 de septiembre de 2006 a Ps. 16,802 millones en el mismo período de 2007. Con respecto a ventas, en los nueve meses terminados al 30 de septiembre de 2007 y 2006, el costo representa el 82% del las ventas comparado con 80% del año anterior. El aumento en el costo de ventas se debe principalmente a un incremento en el costo de la materia prima comparado contra los nueve meses terminados al 30 de septiembre de 2006 mas el costo registrado por única ocasión de 30 millones de pesos durante el tercer trimestre de 2007 derivado del recorte de personal en la

planta de Tlalnepatla, Estado de Mexico.

Utilidad Bruta

La utilidad bruta de la Compañía para los nueve meses terminados al 30 de septiembre de 2007 disminuyo el 11% a Ps. 3,594 millones comparados con los Ps. 4,046 millones del mismo período de 2006. La utilidad bruta como porcentaje respecto a las ventas netas para los nueve meses terminados al 30 de septiembre de 2007 y 2006 fue del 18%.

Gastos de Operación

Los gastos de venta y de administración, disminuyeron el 4% a Ps. 1,174 millones en los nueve meses terminados al 30 de septiembre de 2007 respecto a los Ps. 1,222 millones del mismo período de 2006. Los gastos de operación representaron 6% respecto a las ventas comparando con los nueve meses terminados al 30 de septiembre de 2007 al igual que 6% en los nueve meses terminados al 30 de septiembre de 2006.

Utilidad de Operación

La utilidad de operación disminuyo el 14% de Ps. 2,823 millones en los nueve meses terminados al 30 de septiembre de 2006 a Ps. 2,420 millones en el mismo período de 2007. Con respecto a ventas, el margen de operación representa el 12% en los nueve meses terminados al 30 de septiembre de 2007 comparado contra el 14% de los nueve meses terminados al 30 de septiembre de 2006.

Costo Integral de Financiamiento

El costo integral de financiamiento de la Compañía en los nueve meses terminados al 30 de septiembre de 2007, fue una ganancia de Ps. 171 millones comparados con los Ps. 20 millones de ganancia para el mismo período del 2006. Los ingresos por intereses fueron de Ps. 260 millones en los nueve meses terminados al 30 de septiembre de 2007, debido a el mayor saldo en caja, que incluye el importe de la oferta pública efectuada en el mes de febrero de 2007 (al 30 de septiembre de 2007 el saldo en caja asciende a Ps. 6,907 millones) comparados contra Ps. 61 millón de ingresos por intereses en el mismo período de 2006. Así mismo se registro una utilidad cambiaria de Ps. 4 millones en los nueve meses terminados al 30 de septiembre de 2007 contra una utilidad de Ps. 2 millones en los nueve meses terminados al 30 de septiembre del 2006.

Otros Ingresos (Gastos) neto

La Compañía registró otros ingresos netos por Ps. 48 millones durante los nueve meses terminados al 30 de septiembre de 2007 comparados contra otros ingresos netos por Ps. 69 millones por el mismo período de 2006.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores

La Compañía ha registrado un gasto de Ps. 756 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante los nueve meses terminados al 30 de septiembre de 2007, comparados con los Ps. 323 millones de provisión para el mismo período del año anterior. Debido a que en los nueve meses terminados al 30 de septiembre de 2006 se amortizó un crédito diferido por Ps. 350 millones de pesos contra los impuestos diferidos y en los nueve meses terminados al 30 de septiembre de 2007 no se incluye ninguna amortización.

Utilidad Neta

Como resultado de lo expuesto con anterioridad, la Compañía registró una disminución en la utilidad neta de 27% a Ps. 1,883 millones en los nueve meses terminados al 30 de septiembre de 2007 contra una utilidad neta de Ps. 2,589 millones para el mismo período del año anterior.

Comparativo tercer trimestre 2007 vs. segundo trimestre 2007

Las Ventas Netas de Industrias CH disminuyeron en un 6% al compararlas con el segundo trimestre de 2007, la disminución se origina principalmente a que durante el tercer trimestre de 2007 disminuyeron las ventas a consecuencia de la falta de suministro de gas natural en sus plantas localizadas en Guadalajara y Apizaco y Tlalnepantla derivado de las explosiones en las instalaciones de PEMEX en el mes de julio del 5 al 8 y del 10 al 13 y del 10 al 15 de septiembre de 2007, esta falta de suministro afectó el proceso final de la producción (laminación), por lo que se dejaron de producir y vender aproximadamente 39 mil toneladas, con un efecto negativo de Ps. 100 millones aproximadamente en el resultado de operación de Industrias CH y el precio promedio de venta disminuyó el 3% en términos reales. El costo de ventas se incrementó en un 3% ya que en un esfuerzo por optimizar las operaciones de la compañía, Industrias CH trasladara las operaciones de su planta localizada en tlalnepantla a sus mas modernas plantas de Apizaco y Ohio como consecuencia de esto ICH recorto aproximadamente en un 6% su fuerza laboral, lo cual represento un costo por única ocasión de 30 millones de pesos durante el tercer trimestre de 2007, sin embargo los beneficios por este recorte serán reflejados en el mediano y largo plazo al disminuir en forma considerable los costos de la mano de obra por lo que Industrias CH registró una disminución del 49% en su Utilidad de Operación y 43% en su EBITDA. En cuanto a la Utilidad Neta de Industrias CH disminuyó en un 48% al compararla con el segundo trimestre de 2007, derivado principalmente a una menor utilidad de operación.

Ventas Netas
Las ventas netas de la Compañía disminuyeron en un 6%, de Ps. 6,829 millones durante el segundo trimestre de 2007 a Ps. 6,442 millones en el tercer trimestre del 2007. Las ventas en toneladas de productos de acero disminuyeron un de 777 mil toneladas en el segundo trimestre de 2007 comparadas con las mil toneladas en el tercer trimestre de 2007. Las ventas en el extranjero en el tercer trimestre de 2007 disminuyeron a Ps. 4,172 millones comparadas con las Ps. 4,447 millones del segundo trimestre de 2007, Las ventas nacionales disminuyeron el 5% al pasar de Ps. 2,382 millones en el segundo trimestre de 2007 a 2,251 millones el tercer trimestre de 2007

Costo de Ventas
El costo directo de ventas aumentó el 23% de Ps. 5,472 millones en el segundo trimestre de 2007 a Ps. 5,559 millones en el tercer trimestre de 2007. Con respecto a ventas, en el tercer trimestre de 2007 el costo representa el 87% comparado contra el 80% del segundo trimestre de 2007.

Utilidad Bruta
La utilidad bruta de la Compañía para el tercer trimestre de 2007 disminuyó el 36% a Ps. 863 millones comparados con los Ps. 1,357 millones del segundo trimestre de 2007. La utilidad bruta como porcentaje respecto a las ventas netas para el tercer trimestre de 2007 fue del 13% comparada contra el 20% en el segundo trimestre de 2007.

Gastos de Operación
Los gastos de venta y de administración, disminuyeron el 3% a Ps. 369 millones en el tercer trimestre de 2007 respecto a los Ps. 382 millones del segundo trimestre de 2007. Como porcentaje de las ventas los gastos de operación representan el 6% de las ventas en el segundo y tercer trimestre de 2007.

Utilidad de Operación
La utilidad de operación disminuyó el 49% de Ps. 975 millones en el segundo trimestre 2007 a Ps. 494 millones en el tercer trimestre de 2007. Con respecto a ventas, el margen de operación fue del 8% en el tercer trimestre de 2007 comparado con 14% en el segundo trimestre de 2007.

Costo Integral de Financiamiento

El costo integral de financiamiento de la Compañía en el tercer trimestre de 2007, fue una utilidad de Ps. 61 millones comparados con los Ps. 65 millones de perdida para el segundo trimestre de 2007. Los ingresos netos por intereses fueron de Ps. 111 millones en el tercer trimestre de 2007 comparados contra los Ps. 23 millones de ingresos por intereses en el segundo trimestre de 2007, debido al mayor saldo en caja, que incluye el importe de la oferta pública efectuada en el mes de febrero de 2007 (al 30 de septiembre de 2007 el saldo en caja asciende a Ps. 6,907 millones).

Otros Ingresos (Gastos) neto

La Compañía registró otros ingresos netos por Ps. 29 millones durante el tercer trimestre de 2007 comparados contra otros gastos netos por Ps. 19 millones por el segundo trimestre de 2007.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores

La Compañía ha registrado una provisión por Ps.221 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el tercer trimestre de 2007, comparados con la provisión por Ps.300 millones para el segundo trimestre del 2007.

Utilidad Neta

Como resultado de lo expuesto con anterioridad, la Compañía registró una disminución en la utilidad neta de 48% a Ps. 362 millones en el tercer trimestre de 2007 contra una utilidad neta de Ps. 696 millones para el segundo trimestre de 2007. Lo cual es reflejo de la disminución en las toneladas vendidas, el incremento en los precios de venta, incrementos en el costo por tonelada y el incremento en la provisión del impuesto sobre la renta.

Comparativo tercer trimestre 2007 vs. Tercer trimestre 2006

Durante el tercer trimestre de 2007 Industrias CH tuvo una disminución del 2% en sus ventas y a consecuencia de la falta de suministro de gas natural en sus plantas localizadas en Guadalajara y Apizaco y Tlanepantla derivado de las explosiones en las instalaciones de PEMEX en el mes de julio del 5 al 8 y del 10 al 13 y del 10 al 15 de septiembre de 2007, esta falta de suministro afectó el proceso final de la producción (laminación), por lo que se dejaron de producir y vender aproximadamente 39 mil toneladas, con un efecto negativo de Ps. 100 millones aproximadamente en el resultado de operación de Industrias CH al compararlas contra el mismo periodo de 2006. El costo de ventas se incrementó un 7% ya que en un esfuerzo por optimizar las operaciones de la compañía, Industrias CH trasladara las operaciones de su planta localizada en tlalnepantla a sus mas modernas plantas de Apizaco y Ohio como consecuencia de esto ICH recortara aproximadamente en un 6% su fuerza laboral, lo cual represento un costo por única ocasión de 30 millones de pesos durante el tercer trimestre de 2007, sin embargo los beneficios por este recorte serán reflejados en el mediano y largo plazo al disminuir en forma considerable los costos de la mano de obra por lo que y se incremento el gasto de operación en un 9% . Industrias CH registró una disminución de 49% en su Utilidad de Operación al igual que una disminución del 43% en su EBITDA

Ventas Netas

Las ventas netas de la Compañía disminuyeron en un 2% de Ps. 6,574 millones durante el tercer trimestre de 2006 comparados con Ps. 6,442 millones en el mismo período del 2007. Las ventas en toneladas de productos de acero disminuyeron un % a mil toneladas en el tercer trimestre de 2007 comparadas con las mil toneladas en el mismo período de 2006. Las ventas en el extranjero en el tercer trimestre de 2007 aumentaron el 1% a

Ps. 4,172 millones comparadas con Ps. 4,133 millones del mismo período del año anterior,). Las ventas nacionales disminuyeron un 8% de 2,441 millones en el tercer trimestre de 2006 a Ps. 2,251 millones en el tercer trimestre de 2007.

Costo de Ventas

El costo directo de ventas aumento un 7% al pasar de Ps. 5,212 millones en el tercer trimestre de 2006 comparados con Ps. 5,559 millones en el mismo período de 2007. Con respecto a ventas, en el tercer trimestre de 2007, el costo representa el 87% comparado contra el 79% del mismo período de 2006. Dicho incremento se debe a que el costo de ventas por tonelada de acero de las materias primas utilizadas incrementaron el % en términos reales en tercer trimestre de 2007 comparados contra el tercer trimestre de 2006, debido principalmente a el aumento en el precio de la chatarra y otras materias primas.

Utilidad Bruta

La utilidad bruta de la Compañía para el tercer trimestre de 2007 disminuyó el 37% a Ps. 863 millones comparados con los Ps. 1,363 millones del mismo período de 2006. La utilidad bruta como porcentaje respecto a las ventas netas para el tercer trimestre de 2007 fue del 13% comparada contra el 21% en el mismo período de 2006.

Gastos de Operación

Los gastos de venta y de administración, disminuyeron el 34% a Ps. 369 millones el tercer trimestre de 2007 respecto a los Ps. 404 millones del mismo período de 2006. Los gastos de operación como porcentaje de las ventas fueron de 6% durante el tercer trimestre de 2007 comparados con 6% del tercer trimestre de 2006.

Utilidad de Operación

La utilidad de operación disminuyó el 48% de Ps. 959 millones en el tercer trimestre de 2006 a Ps. 494 millones en el mismo período de 2007. Con respecto a ventas, el margen de operación representa el 8% en el tercer trimestre de 2007 comparado con el 15% en el mismo período de 2006.

Costo Integral de Financiamiento

El costo integral de financiamiento de la Compañía en el tercer trimestre de 2007, fue una ganancia de Ps. 61 millones comparados con los Ps. 65 millones de perdida para el mismo período del 2006.

Otros Ingresos (Gastos) neto

La Compañía registró otros ingresos netos por Ps. 29 millones durante el tercer trimestre de 2007 comparados contra otros gastos netos por Ps. 19 millones por el mismo período de 2006.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores

La Compañía ha registrado un gasto de Ps.221 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el tercer trimestre de 2007, comparados con los Ps.52 millones de provisión para el mismo período del año anterior..

Utilidad Neta

Como resultado de lo expuesto con anterioridad, la Compañía registró una disminución la utilidad neta de 56% a Ps. 362 millones en el tercer trimestre de 2007 contra una utilidad neta de Ps. 823 millones para el mismo período del año anterior.

Resultados Trimestrales

(millones de pesos)	3T 07	3T 06	2T 07	"3T´07vs 3T´06"	"3T´07 vs 2T '07"
Ventas	6,422	6,829	6,574	-6%	-2%

Costo de Ventas	5,559	5,472	5,212	2%	7%
Utilidad Bruta	863	1,357	1,363	-36%	-37%
Gastos Operación	369	382	404	-3%	-9%
Utilidad Operación	494	975	959	-49%	-48%
EBITDA	642	1,126	1,107	-43%	-42%
Utilidad Neta	362	696	823	-48%	-56%
Ventas en el Exterior	2,251	2,382	2,441	-5%	-8%
Ventas Nacionales	4,172	4,447	4,133	-6%	1%
Ventas en Toneladas	727	777	752	-6%	-3%

Resultados Trimestrales

(millones de pesos)	Ene-Sept 07	Ene-Sept 06	Ene-Sept 07 vs Ene-Sept 06
Ventas	20,397	20,717	-2%
Costo de Ventas	16,802	16,672	1%
Utilidad Bruta	3,594	4,046	-11%
Gastos Operación	1,174	1,222	-4%
Utilidad Operación	2,420	2,823	-14%
EBITDA	2,871	3,223	-11%
Utilidad Neta	1,883	2,589	-27%
Ventas en el Exterior	7,329	7,223	1%
Ventas Nacionales	13,068	13,494	-3%
Ventas en Toneladas	2,306	2,298	0%

INDUSTRIAS CH, S. A. B. DE C. V., ES UNA SOCIEDAD TENEDORA DE ACCIONES DE UN GRUPO DE EMPRESAS DEDICADAS PRINCIPALMENTE A LA FABRICACIÓN Y VENTA DE ACEROS ESPECIALES, TUBERÍA UTILIZADA PARA LA CONSTRUCCIÓN DE TODA CLASE DE DUCTOS, VARILLA, PERFILES DE ACERO Y ESTRUCTURALES PARA LA INDUSTRIA DE LA CONSTRUCCIÓN, INDUSTRIA AUTOMOTRIZ E INDUSTRIA MANUFACTURERA, TANTO EN MÉXICO COMO EN EL EXTRANJERO.

BASE DE CONSOLIDACIÓN:

LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE LA COMPAÑÍA Y SUS SUBSIDIARIAS EN LAS QUE POSEE MÁS DEL 50% DE SU CAPITAL SOCIAL Y/O EJERCE CONTROL.

LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑÍAS DEL GRUPO SE HAN ELIMINADO EN LA PREPARACIÓN DE LOS ESTADOS FINANCIEROS CONSOLIDADOS; LA CONSOLIDACIÓN SE EFECTUÓ CON BASE A LOS ESTADOS FINANCIEROS DE LAS COMPAÑÍAS EMISORAS QUE FUERON PREPARADOS DE ACUERDO A LAS NORMAS DE INFORMACION FINANCIERA (NIF'S) LAS CUALES COMPRENDEN A LOS BOLETINES Y CIRCULARES EMITIDOS POR LA COMISION DE PRINCIPIOS DE CONTABILIDAD DEL INSTITUTO MEXICANO DE CONTADORES PUBLICOS, A.C. (IMPC) QUE NO HAN SIDO MODIFICADOS, SUSTITUIDOS O DEROGADOS POR LAS NIF'S, EMITIDAS POR EL CONSEJO MEXICANO PARA LA INVESTIGACION Y DESARROLLO DE NORMAS DE INFORMACION FINANCIERA, (CINIF).

AL 30 DE SEPTIEMBRE DE 2007, LAS COMPAÑÍAS SUBSIDIARIAS SON LAS SIGUIENTES:

OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.
SERVICIOS CH, S.A. DE C.V.
ACEROS CH, S.A. DE C.V.
OPERADORA ICH, S.A. DE C.V.
ADMINISTRACIÓN DE EMPRESAS CH, S.A. DE C.V.
CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
COMERCIALIZADORA DE CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
PYTSA INDUSTRIAL, S.A. DE C.V.
INMOBILIARIA PYTSA, S.A. DE C.V.
NUEVA PYTSA INDUSTRIAL, S.A. DE C.V.
PROCARSA, S.A. DE C.V.
INMOBILIARIA PROCARSA, S.A. DE C.V.
TUBERÍAS PROCARSA, S.A. DE C.V.
OPERADORA PROCARSA, S.A. DE C.V.
PYTSA MONCLOVA, S.A. DE C.V.
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.
INDUSTRIAL PROCARSA, S.A. DE C.V.
PROCARSA INDUSTRIAL, S.A. DE C.V.
SIDERURGICA DEL GOLFO, S.A. DE C.V.
SIGOSA ACEROS, S.A. DE C.V.
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE C.V.
CIA. SIDERURGICA DEL GOLFO, S.A. DE C.V.
GRUPO SIMEC, S.A.B. DE C.V.
CIA. SIDERURGICA DE GUADALAJARA, S.A. DE C.V.
CONTROLADORA SIMEC, S.A. DE C.V.
ARRENDADORA SIMEC, S.A. DE C.V.
SIMEC INTERNATIONAL, S.A. DE C.V.

SERVICIOS SIMEC, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
COORDINADORA DE SERVICIOS SIDERÚRGICOS DE CALIDAD, S.A. DE C.V.
INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C.V.
PROCESADORA MEXICALI, S.A. DE C.V.
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS SIDERÚRGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE SERVICIOS SIDERÚRGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE METALES, S.A. DE C.V.
CIA. SIDERURGICA DEL PACIFICO, S.A. DE C.V.
OPERADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
UNDERSHAFT INVESTMENTS, N.V.
PACIFIC STEEL, INC.
SIMREP CORPORATION Y SUBSIDIARIAS
HOLDING PROTEL, S.A. DE C.V.
OPERADORA DE TUBERÍA INDUSTRIAL DE MONTERREY, S.A. DE C.V. (1)
LÁMINA Y MAQUILAS DEL NORTE, S.A. DE C.V. (1)
OPERADORA DE LAMINADOS Y PERFILES DE MONTERREY, S.A. DE C.V. (1)
OPERADORA DE LÁMINA Y MAQUILA DEL NORTE, S.A. DE C.V. (1)
TUBULARES Y PERFILES INDUSTRIALES, S.A. DE C.V. (1)
COMERCIALIZADORA PYTSA, S.A. DE C.V. (1)

(1) COMPAÑÍA EN SUSPENSIÓN DE ACTIVIDADES

EFECTIVO Y EQUIVALENTES.

EL EFECTIVO Y EQUIVALENTES ESTAN REPRESENTADOS PRINCIPALMENTE POR DEPOSITOS BANCARIOS E INVERSIONES DE ALTA LIQUIDEZ CON VENCIMIENTOS NO MAYORES A 90 DIAS Y SE REPRESENTA VALUADOS AL COSTO DE ADQUICICION MAS INTERESES DEVENGADOS, IMPORTE QUE ES SIMILAR AL VALOR DE MERCADO DE ESAS INVERSIONES.

INVENTARIOS Y COSTO DE VENTAS.

LOS INVENTARIOS SE VALÚAN ORIGINALMENTE AL COSTO PROMEDIO Y POSTERIORMENTE SE AJUSTAN PARA DEJARLOS EXPRESADOS A SU COSTO DE REPOSICIÓN O VALOR DE MERCADO, EL MENOR. LOS VALORES SON DETERMINADOS SOBRE LAS SIGUIENTES BASES:

BILLET, PRODUCTOS TERMINADOS Y EN PROCESO	AL COSTO DIRECTO DE LA ULTIMA PRODUCCIÓN DEL MES
MATERIAS PRIMAS	DE ACUERDO A LOS PRECIOS DE COMPRA QUE REGÍAN EN EL MERCADO A LA FECHA DEL BALANCE GENERAL.
MATERIALES, REFACCIONES Y RODILLOS	AL COSTO HISTÓRICO ACTUALIZADO POR LOS INDICES DE INFLACIÓN DE LA INDUSTRIA DEL ACERO.

LA COMPAÑÍA CLASIFICA COMO INVENTARIOS A LARGO PLAZO LOS RODILLOS Y REFACCIONES QUE DE ACUERDO A DATOS HISTÓRICOS Y TENDENCIAS DE PRODUCCIÓN, NO SE UTILIZARAN EN EL

CORTO PLAZO (UN AÑO).

EL COSTO DE VENTAS REPRESENTA EL COSTO DE REPOSICIÓN DE LOS INVENTARIOS AL MOMENTO DE LA VENTA, EXPRESADO EN PESOS DE PODER ADQUISITIVO AL CIERRE DEL 3ER. TRIMESTRE DEL 2007.

INSTRUMENTOS FINANCIEROS DERIVADOS.-

LA COMPAÑÍA UTILIZÓ INSTRUMENTOS FINANCIEROS DERIVADOS CON EL FIN DE DAR CERTIDUMBRE A LOS PRECIOS DE GAS NATURAL, REALIZANDO ESTUDIOS DE VOLÚMENES HISTÓRICOS, NECESIDADES FUTURAS O COMPROMISOS ADQUIRIDOS, EVITANDO ASÍ LA EXPOSICIÓN A RIESGOS AJENOS A LA OPERACIÓN DE LOS NEGOCIOS. LA COMPAÑÍA MANTIENE VIGILANCIA SOBRE SUS RIESGOS FINANCIEROS A TRAVÉS DE LA DIRECCIÓN GENERAL, QUE CONTINUAMENTE ANALIZA EL RIESGO DE LA COMPAÑÍA EN CUANTO A PRECIOS, CRÉDITO Y LIQUIDEZ.

LOS RIESGOS DERIVADOS DE LAS FLUCTUACIONES EN EL GAS NATURAL, CUYA COTIZACIÓN ESTÁ BASADA EN LA OFERTA Y DEMANDA DE LOS PRINCIPALES MERCADOS INTERNACIONALES, SON CUBIERTOS MEDIANTE CONTRATOS DE INTERCAMBIO DE FLUJO DE EFECTIVO O SWAPS DE GAS NATURAL, DONDE LA COMPAÑÍA RECIBE PRECIO FLOTANTE Y PAGA PRECIO FIJO. LAS FLUCTUACIONES EN EL PRECIO DE ESTE INSUMO ENERGÉTICO, PROVENIENTES DE VOLÚMENES CONSUMIDOS, SE RECONOCEN COMO PARTE DE LOS COSTOS DE OPERACIÓN DE LA COMPAÑÍA.

LA COMPAÑÍA RECONOCE EL VALOR RAZONABLE DEL INSTRUMENTO DE COBERTURA EN EL PASIVO O EN EL ACTIVO, SEGÚN CORRESPONDA.

INMUEBLES, MAQUINARIA Y EQUIPO.

LOS INMUEBLES, MAQUINARIA Y EQUIPO, SE REGISTRAN AL COSTO DE ADQUISICIÓN Y SE ACTUALIZAN MEDIANTE FACTORES DERIVADOS DEL INPC, EXCEPTO POR LA MAQUINARIA Y EQUIPO DE PROCEDENCIA EXTRANJERA, LA CUAL SE ACTUALIZA UTILIZANDO LOS ÍNDICES INFLACIONARIOS DEL PAÍS DE ORIGEN Y LAS VARIACIONES DE LOS TIPOS DE CAMBIO EN RELACIÓN CON EL PESO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO, CORRESPONDIENTE A ACTIVOS EN PERIODOS DE CONSTRUCCIÓN O INSTALACIÓN, SE CAPITALIZA COMO PARTE DEL VALOR DE LOS ACTIVOS Y SE ACTUALIZA CON UN FACTOR DERIVADO DEL INPC DESDE LA FECHA DE CAPITALIZACIÓN HASTA LA FECHA DEL EJERCICIO Y SE AMORTIZA EN EL PLAZO PROMEDIO DE DEPRECIACIÓN DE LOS ACTIVOS CORRESPONDIENTES.

LA DEPRECIACIÓN DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA POR EL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL ESTIMADA DE LOS ACTIVOS CORRESPONDIENTES, DETERMINADA EN FORMA INDIVIDUAL POR PERITOS INDEPENDIENTES.

LAS VIDAS ÚTILES TOTALES DE LOS PRINCIPALES GRUPOS DE ACTIVO SON COMO SIGUE:

	AÑOS
EDIFICIOS	DE 15 A 100
MAQUINARIA Y EQUIPO	DE 10 A 50
EQUIPO DE TRANSPORTE	DE 4 A 20
MUEBLES Y ENSERES	DE 10 A 15

LOS GASTOS DE MANTENIMIENTO Y REPARACIONES MENORES SE REGISTRAN EN LOS RESULTADOS CUANDO SE INCURREN, EN PAV REPUBLIC EL MANTENIMIENTO MAYOR SE CAPITALIZA.

ACTIVOS, INTANGIBLES Y CARGOS DIFERIDOS

LOS OTROS ACTIVOS INCLUYEN PRINCIPALMENTE ASISTENCIA TÉCNICA, EL NOMBRE DE REPUBLIC, ASÍ COMO RELACIÓN CON CLIENTES, GASTOS DE ORGANIZACIÓN Y GASTOS PREOPERATIVOS, LOS CUALES SE PRESENTAN A SU VALOR ACTUALIZADO CON BASE EN EL INPC. EXCEPTO LA ASISTENCIA TÉCNICA QUE SE PRESENTE A SU VALOR HISTÓRICO. LA AMORTIZACIÓN SE CALCULA POR EL MÉTODO DE LÍNEA RECTA, SOBRE LA BASE DEL VALOR ACTUALIZADO, EN UN PERIODO QUE VA DE 3 A 20 AÑOS.

LOS ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS DE LA COMPAÑÍA INCLUYEN COSTOS RELACIONADOS A LA MARCA DE REPUBLIC, CARTERA DE CLIENTES, ACUERDOS LABORALES, DE LICENCIAS Y PROVEEDORES. EL IMPORTE REGISTRADO POR ESTOS CONCEPTOS FUE DETERMINADO POR PERITOS INDEPENDIENTES. LA MARCA DE REPUBLIC TIENE UNA VIDA ÚTIL INDEFINIDA Y NO SERÁ AMORTIZADA. LA CARTERA DE CLIENTES DE REPUBLIC, LA CUAL TIENE UNA VIDA ESTIMABLE ES AMORTIZADA SOBRE SU VIDA DE ACUERDO AL MÉTODO DE LÍNEA RECTA.

PROVISIONES

LA COMPAÑÍA RECONOCE, CON BASE EN ESTIMACIONES DE LA ADMINISTRACIÓN, PROVISIONES DE PASIVO POR AQUELLAS OBLIGACIONES PRESENTES EN LAS QUE LA TRANSFERENCIA DE ACTIVOS O LA PRESTACIÓN DE SERVICIOS SON VIRTUALMENTE INELUDIBLE Y SURGE COMO CONSECUENCIA DE EVENTOS PASADOS, PRINCIPALMENTE POR SUELDOS Y OTROS PAGOS AL PERSONAL Y HONORARIOS.

PRIMAS DE ANTIGÜEDAD Y BENEFICIOS POR TERMINACIÓN LABORAL

LOS BENEFICIOS ACUMULADOS POR PRIMAS DE ANTIGÜEDAD, A QUE TIENEN DERECHO LOS TRABAJADORES POR LEY, Y LAS INDEMNIZACIONES LEGALES POR SEPARACIÓN PREVIO AL RETIRO Y LEGAL AL RETIRO (A PARTIR DEL 2005), SE RECONOCEN EN LOS RESULTADOS DE CADA EJERCICIO, CON BASE EN CÁLCULOS ACTUARIALES DEL VALOR PRESENTE DE ESTA OBLIGACIÓN. LA AMORTIZACIÓN DEL COSTO DE LOS SERVICIOS ANTERIORES, SE BASA EN LA VIDA DE SERVICIO ESTIMADA DEL PERSONAL. AL 31 DE DICIEMBRE DE 2006, LA VIDA DE SERVICIO ESTIMADA DE LOS EMPLEADOS QUE TIENEN DERECHO A LOS BENEFICIOS DEL PLAN ES APROXIMADAMENTE DE 15 AÑOS.

HASTA EL AÑO 2004, LAS DEMÁS COMPENSACIONES, PRINCIPALMENTE INDEMNIZACIONES, A QUE TIENE DERECHO EL PERSONAL, SE RECONOCÍAN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE PAGABAN

DERIVADO DE LA EMISIÓN DEL BOLETÍN D-3 OBLIGACIONES LABORALES, REVISADO, POR PARTE DEL IMCP, EL CUAL ESTABLECE LAS REGLAS DE VALUACIÓN, PRESENTACIÓN Y REVELACIÓN DE OTROS BENEFICIOS POSTERIORES AL RETIRO, ASÍ COMO DE LAS REDUCCIONES Y EXTINCIONES ANTICIPADAS DE LOS MISMOS, E INCLUYE LAS REGLAS APLICABLES POR CONCEPTO DE REMUNERACIONES AL TÉRMINO DE LA RELACIÓN LABORAL, SE MODIFICO LA POLÍTICA DE RECONOCIMIENTO DE LAS OBLIGACIONES POR INDEMNIZACIONES AL DESPIDO. EL CAMBIO A ESTAS NUEVAS REGLAS NO SE CONSIDERÓ MATERIALES TOMANDO A LOS ESTADOS FINANCIEROS EN SU CONJUNTO.

ENTORNO FISCAL

IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y PERDIDAS FISCALES POR AMORTIZAR.

A PARTIR DE 1995, LA COMPAÑÍA, COMO EMPRESA CONTROLADORA, OBTUVO AUTORIZACIÓN PARA PRESENTAR DECLARACIÓN CONSOLIDADA DE ISR E IMPAC.

DE ACUERDO CON LA LEY DE ISR, EN 2004 Y 2003 LA COMPAÑÍA CONSOLIDO, AL 60%, EL RESULTADO FISCAL DE SUS SUBSIDIARIAS PARA PROPÓSITOS DEL ISR E IMPAC.

DE ACUERDO CON LA LEGISLACIÓN FISCAL VIGENTE, LAS EMPRESAS DEBEN PAGAR EL IMPUESTO QUE RESULTE MAYOR ENTRE EL ISR Y EL IMPAC. AMBOS IMPUESTOS RECONOCEN LOS EFECTOS DE LA INFLACIÓN, AUNQUE EN FORMA DIFERENTE DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO.

LA PTU SE CALCULA PRÁCTICAMENTE SOBRE LAS MISMAS BASES QUE EL ISR; PERO SIN RECONOCER LOS EFECTOS DE LA INFLACIÓN.

LA LEY DEL IMPAC ESTABLECE UN IMPUESTO DEL 1.8% SOBRE EL VALOR DE LOS ACTIVOS ACTUALIZADOS, DEDUCIDOS DE CIERTOS PASIVOS.

AL 30 DE SEPTIEMBRE DE 2007, LAS COMPAÑÍAS TIENEN IMPAC POR RECUPERAR EN AÑOS FUTUROS QUE SE INDEXARAN, HASTA LA FECHA EN QUE SE RECUPEREN.

EL ISR DIFERIDO SE REGISTRA DE ACUERDO CON EL MÉTODO DE ACTIVOS Y PASIVOS, QUE COMPARA LOS VALORES CONTABLES Y FISCALES DE LOS MISMOS. SE RECONOCEN IMPUESTOS DIFERIDOS (ACTIVOS Y PASIVOS) POR LAS CONSECUENCIAS FISCALES FUTURAS ATRIBUIBLES A LAS DIFERENCIAS TEMPORALES ENTRE LOS VALORES REFLEJADOS EN LOS ESTADOS FINANCIEROS DE LOS ACTIVOS Y PASIVOS EXISTENTES Y SUS BASES FISCALES RELATIVAS, ASÍ COMO POR LAS PERDIDAS FISCALES POR AMORTIZAR Y LOS CRÉDITOS FISCALES NO USADOS (IMPAC). LOS ACTIVOS Y PASIVOS POR IMPUESTOS DIFERIDOS SE CALCULAN UTILIZANDO LAS TASAS ESTABLECIDAS EN LA LEY, QUE SE APLICARA A LA UTILIDAD GRAVABLE EN LOS AÑOS EN QUE SE ESTIMA QUE SE REVERTIRÁN LAS DIFERENCIAS TEMPORALES. EL EFECTO DE CAMBIOS EN LAS TASAS FISCALES SOBRE LOS IMPUESTOS DIFERIDOS SE RECONOCE EN LOS RESULTADOS DEL PERIODO EN QUE SE APRUEBAN DICHOS CAMBIOS.

EN EL CASO DE PTU, ÚNICAMENTE SE DA EL TRATAMIENTO DE IMPUESTOS DIFERIDOS A LAS DIFERENCIAS TEMPORALES QUE SURGEN DE LA CONCILIACIÓN ENTRE LA UTILIDAD DEL EJERCICIO Y LA RENTA GRAVABLE PARA PTU, SOBRE LAS CUALES SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN A PROVOCAR UN PASIVO O UN BENEFICIO FUTURO, Y NO EXISTA ALGÚN INDICIO DE QUE LOS PASIVOS O LOS BENEFICIOS NO SE PUEDAN MATERIALIZAR.

Y POR ULTIMO LA UTILIDAD NETA DEL EJERCICIO DE CADA COMPAÑÍA ESTARÁ SUJETA A LA DISPOSICIÓN LEGAL QUE REQUIERE QUE EL 5% DE UTILIDAD DE CADA EJERCICIO SEA TRASPASADA A LA RESERVA LEGAL HASTA ALCANZAR UN 20% DEL CAPITAL SOCIAL. ESTA RESERVA NO ES SUSCEPTIBLE DE DISTRIBUIRSE A LOS ACCIONISTAS DURANTE LA EXISTENCIA DE LAS COMPAÑÍAS EXCEPTO EN LA FORMA DE DIVIDENDOS EN ACCIONES.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

EL RIF INCLUYE INTERESES, LA UTILIDAD Y PÉRDIDA EN CAMBIOS, NETA Y EL EFECTO MONETARIO.

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO APLICABLE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS EN MONEDAS EXTRANJERAS SE VALÚAN AL TIPO DE CAMBIO DE LA FECHA DEL BALANCE GENERAL. LAS DIFERENCIAS CAMBIARIAS ENTRE LA FECHA DE CELEBRACIÓN Y LAS DE SU COBRO O PAGO, ASÍ COMO LAS DERIVADAS DE LA CONVERSIÓN DE LOS SALDOS DENOMINADOS EN MONEDAS EXTRANJERAS A LA FECHA DE LOS ESTADOS FINANCIEROS, SE APLICAN A RESULTADOS.

EL EFECTO MONETARIO SE DETERMINA MULTIPLICANDO LA DIFERENCIA ENTRE LOS PASIVOS Y ACTIVOS MONETARIOS AL INICIO DE CADA MES, POR LA INFLACIÓN DEL MISMO Y HASTA EL CIERRE DEL EJERCICIO. LA SUMA DE LOS RESULTADOS ASÍ OBTENIDOS REPRESENTA EL EFECTO MONETARIO DEL EJERCICIO PROVOCADO POR LA INFLACIÓN, QUE SE LLEVA A LOS RESULTADOS DEL EJERCICIO.

COSTOS AMBIENTALES

LA COMPAÑÍA DETERMINÓ UN PASIVO PARA CUBRIR LOS COSTOS DE LA REMEDIACIÓN AMBIENTAL QUE CONSIDERA PROBABLE Y ESTIMABLE POR SU SUBSIDIARIA EN EL EXTRANJERO.

RECONOCIMIENTO DE INGRESOS

LOS INGRESOS POR VENTAS SE RECONOCEN EN EL MOMENTO EN EL CUAL SE TRANSFIERE AL CLIENTE LA PROPIEDAD DE LOS PRODUCTOS, LO CUAL OCURRE CUANDO LOS CLIENTES RECIBEN Y ACEPTAN LAS MERCANCÍAS QUE LES FUERON EMBARCADAS.

LA COMPAÑÍA REGISTRA LAS PROVISIONES NECESARIAS PARA RECONOCER LAS DEVOLUCIONES Y LOS DESCUENTOS SOBRE VENTAS AL MOMENTO EN QUE SE RECONOCEN LOS INGRESOS RELATIVOS, LOS CUALES SE DEDUCEN DE LAS VENTAS EN LOS ESTADOS DE RESULTADOS, O SE INCLUYEN EN LOS GASTOS DE VENTA, SEGÚN CORRESPONDA.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VENTA, DISTRIB. Y MAQUILA DE TUBO	50	100.00
SERVICIOS CH, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	1	100.00
ACEROS CH, S.A. DE C.V.	COMERC.EN GRAL. DE TODA CLASE DE ACERO	50	100.00
CIA. MEXI. DE PERF. Y TUBOS, S.A. DE C.V.	FABRICACION DE PERFILES Y TUBULARES	445,000	100.00
INMOBILIARIA PYTSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	50,000	100.00
PROCARSA, S.A. DE C.V.	FABRICACION Y EXPORTACION DE TUBERIA	123,628,404	100.00
INMOBILIARIA PROCARSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	50,000	100.00
TUBERIAS PROCARSA, S.A. DE C.V.	FABRICACION Y EXPORTACION DE TUBERIA	588,927,239	100.00
OPERADORA PROCARSA, S.A. DE C.V.	COMPRA VENTA DISTRIB. Y MAQUILA DE TUBO	15,000	100.00
SIDERURGICA DEL GOLFO, S.A. DE C.V.	FABRICACION DE ANGULO Y SOLERA	12,117,550	99.99
SIGOSA ACEROS, S.A. DE C.V.	COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE	32,629,700	100.00
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	50,000	100.00
PYTSA MONCLOVA, S.A. DE C.V.	FABRICACION DE TUBOS Y PERFILES	50,000	100.00
GRUPO SIMEC, S.A. DE C.V.	MANF. Y VENTA DE PROD. SIDERURGICOS	474,393,215	75.59
OPERADORA ICH, S.A. DE C.V.	FABRICACION DE ACEROS ESPECIALES	45,000	100.00
ADMON. DE EMPRESAS CH, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	50,000	100.00
PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	1,000,000	100.00
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.	COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE	39,579,700	100.00
PROCARSA INDUSTRIAL, S.A. DE C.V.	MATERIALES METALICOS PARA LA CONSTRUCCIO	50,000	100.00
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE	PRESTACION DE TODA CLASE DE SERVICIOS	50,000	100.00
COMERCIALIZADORA PYTSA, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	50,000	100.00
SIM REP CORPORATION	TENEDORA DE ACCIONES	1,000	100.00
HOLDING PROTEL, S.A. DE C.V.	TRANS.COMUNICACIONES Y AGENCIA DE VIAJE	90,273,151	100.00
INDUSTRIAL PROCARSA, S.A. DE C.V.	FABRICACION Y EXPORTACION DE TUBERIA	49,857,883	100.00
CIA. SIDERURGICA DEL GOLFO, S.A. DE C.V.	COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE	23,264,129	100.00
NUEVA PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	13,318,498	100.00

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
MEDIUM TERM	YES	20/08/1993	20/08/1993	8.33							0	3,299	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	3,299	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution (1)	Date of agreement	Amortization Date		Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
diversos	NOT APPLIED				0	738,694	0	0	0	0						
DIVERSOS	NOT										0	1,990,600	0	0	0	0
TOTAL SUPPLIERS					0	738,694	0	0	0	0	0	1,990,600	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
diversos	NOT APPLIED				0	564,012	0	0	0	0						
diversos	NOT										0	458,667	0	0	0	0
TOTAL					0	564,012	0	0	0	0	0	458,667	0	0	0	0
TOTAL GENERAL					0	1,302,706	0	0	0	0	0	2,450,566	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	798,314	8,721,017	1	11	8,721,028
LIABILITIES POSITION	224,285	2,450,151	38	415	2,450,566
SHORT-TERM LIABILITIES POSITION	224,285	2,450,151	38	415	2,450,566
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	574,029	6,270,866	(37)	(404)	6,270,462

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	11,372,143	7,073,474	(4,298,669)	0.52	(22,353)
FEBRUARY	11,559,730	6,315,329	(5,244,235)	0.28	(14,684)
MARCH	14,316,935	6,381,640	(7,835,189)	0.22	(17,237)
APRIL	14,616,065	7,289,154	(7,326,911)	(0.06)	4,396
MAY	14,614,258	7,343,985	(7,270,274)	(0.49)	35,624
JUNE	14,814,569	7,732,448	(7,082,120)	0.12	(8,499)
JULY	15,085,246	7,643,836	(7,441,410)	0.42	(31,254)
AUGUST	15,615,249	7,771,921	(7,843,328)	0.41	(32,158)
SEPTEMBER	15,989,958	7,910,934	(8,079,024)	0.81	(65,440)
RESTATEMENT				0.00	(1,174)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	29,408
OTHER				0.00	44,993
TOTAL					(78,378)

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DEBERA SER MENOR A 1.0 VECES.

B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.

C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

ACTUAL SITUATION OF FINANCIAL LIMITED

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

SITUACION ACTUAL

A) SE CUMPLIO LA RELACION ES 4.59

B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.25

C) SE CUMPLIO EL RESULTADO ES 131.74

EL SALDO DEL CAPITAL AL 30 DE SEPTIEMBRE DE 2007 ASCIENDE A PS 3,299 (302,000) DOLARES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100,000	68.00
PLANTA DE TUBERIA MONCLOVA	PLANTA PROD.DE TUB.CON COSTURA DE	300,000	70.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD.DE TUB.CON COSTURA DE	100,000	64.00
PLANTA DE LAMINACION MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250,000	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE PRODUCTOS	480,000	88.82
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODUCTOS	250,000	80.41
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460,000	97.32
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	1,380,000	55.00
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,150,000	85.40
PLANTA LORAIN	PRODUCCION Y VENTA DE ACERO	840,000	76.00
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	600,000	85.30
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125,000	82.10
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	70,000	52.00
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	60,000	60.80

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS		40
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO	LAMINA ROLADA EN CALIENTE	T.C.I.TRANS.C OMODITIES A.G.		4
PALANQUILLA	T.A. 2000, S.A. DE C.V.	PALANQUILLA	STEMCO		4
	ATLAX, S.A. DE C.V.		TRADE ARBED		0
	ACEROS D.M., S.A. DE C.V.		DUFERCO		0
FERROALEACIONES	ARTICULOS FERROMETALE S, S.A.	FERROALEACIONES	GFM TRADING		12
	OXBOW DE MEXICO, S.A. DE C.V.				0
	DISTRIB. DE ALEACIONES Y METAL				0
	CIA. MINERA AUTLAN, S.A. DE				0
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CENTRO				13
	C.F.E.				0
GAS NATURAL	CONSORCIO MAXIGAS, S.A. DE C.V.				13
OXIGENO	PRAXAIR MEXICO				1
ELECTRODOS	UCAR CARBON MEXICANA, S.A. DE				8

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH
QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
ACEROS ESPECIALES	16	156,712	0.0		FORJA DE MONTERREY
	0	0	0.0		FRISA FORJADOS, S.A.
	0	0	0.0		SERVIACEROS ESPECIAL
	0	0	0.0		GRANT PRIDECO, S.A.
TUBERIA DE ACERO	82	569,638	0.0		TUVAPASA
	0	0	0.0		TICSA
	0	0	0.0		TUCOTA
PERFILES COMERCIALES	172	1,403,190	0.0		GRUPO COLLADO
	0	0	0.0		TAM-MEX
PERFILES ESTRUCTURAL	150	1,209,793	0.0		DIS.ACERO IBARRA
	0	0	0.0		ABINSA
CORRUGADO	131	906,596	0.0		FORTACERO
	0	0	0.0		DIST.ACERO ANAHUAC
SOLERAS	156	1,220,091	0.0		OP.DE PROCE.DE ACERO
	0	0	0.0		REYERSON DE MEXICO
BARRAS MACISAS	221	1,770,643	0.0		ACEROS LA FAMA
LAMINA ROLADA	7	53,482	0.0		
OTROS	1	38,813	0.0		
FOREIGN SALES					
ACEROS ESPECIALES	1,217	11,892,184	0.0		KREHER STEEL
	0	0	0.0		NORRIS CILYNDER
	0	0	0.0		MAGELLAN INTERNATION
	0	0	0.0		US ALLOYS
TUBERIA DE ACERO	10	110,560	0.0		LB FOSTERCO.
	0	0	0.0		PFVSUPLY CO.
PERFILES ESTRUCTURAL	24	187,915	0.0		CIERRA PIPE
	0	0	0.0		PETROBRAS COLOMBIA
PERFILES COMERCIALES	30	234,048	0.0		SIGOSA STEEL
CORRUGADO	49	323,410	0.0		
SOLERAS	16	123,012	0.0		
BARRAS MACISAS	24	196,670	0.0		
OTROS	0	0	0.0		
TOTAL		20,396,757			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 3 YEAR: 2007

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
ACEROS ESPECIALES	13	151,886	USA		KREHER STEEL
	0	0			NORRIS CILYNDER
	0	0			MAGELLAN INTERNATION
	0	0			US ALLOYS
TUBERIA DE ACERO	10	110,560			LB FOSTERCO.
	0	0			PFVSUPLY CO.
PERFILES ESTRUCTURAL	24	187,915			CIERRA PIPE
	0	0			PETROBRAS COLOMBIA
PERFILES COMERCIALES	30	234,048			SIGOSA STEEL
CORRUGADO	49	323,410			
SOLERAS	16	123,012			
BARRAS MACISAS	24	196,670			
OTROS	0	0			
FOREIGN SUBSIDIARIES					
BARRAS EN CALIENTE	675	7,138,162			
BARRAS EN FRIO	117	1,631,406			
SEMITERMINADO REDOND	157	1,212,275			
SEMITERMINADO OTROS	255	1,758,455			
TOTAL		13,067,799			

NOTES

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B	0.0000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 436,574,580

NOTES

LOS PROYECTOS EN PROCESO AL 30 DE SEPTIEMBRE DEL 2007 SON LOS SIGUIENTES:

PROYECTOS EN PROCESO	MONTO INVERTIDO	GRADO DE AVANCE	FECHA DE CONCLUSION
DIVERSOS PROYECTOS EN LA PLANTAS DE MONCLOVA			
PROYECTO RECUBRIMIENTO INTERIOR	2,506	85%	DIC.-07
PROYECTO RANURADO DE TUBERIA	1,040	80%	DIC.-07
PROYECTO MOLINO 48	113,600		
DIVERSOS PROYECTOS EN REPUBLIC	93,338		
DIVERSOS PROYECTOS EN TLAXCALA	73,478		
DIVERSOS PROYECTOS EN MEXICALI	37,244		
DIVERSOS PROYECTOS EN GUADALAJARA	3,596		
TOTAL AL 30 DE SEPTIEMBRE DE 2007	324,802		

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CELEBRACION Y LIQUIDACION. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE CONVIERTEN A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL CONSOLIDADO. LAS DIFERENCIAS EN CAMBIOS INCURRIDAS EN RELACION CON ACTIVOS Y PASIVOS CONTRATADOS EN MONEDA EXTRANJERA SE LLEVAN A LOS RESULTADOS DEL AÑO, FORMANDO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONVERTIDOS A MONEDA NACIONAL DE CONFORMIDAD CON EL BOLETIN B-15 TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS. TODAS LAS COMPAÑIAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONSIDERADAS COMO OPERACIONES EXTRANJERAS INTEGRADAS, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LAS PARTIDAS MONETARIAS.
- APLICANDO EL TIPO DE CAMBIO DE CUANDO SE ORIGINARON LOS ACTIVOS NO MONETARIOS Y EL CAPITAL Y, EL TIPO DE CAMBIO PROMEDIO PONDERADO DEL PERIODO PARA LAS PARTIDAS DE RESULTADOS.
- EL EFECTO DE CONVERSION RESULTANTE SE REGISTRA EN EL ESTADO DE RESULTADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10, APLICANDO EL INPC.

PARA LA CONVERSION DE LA SUBSIDIARIA SIMREP SE CONSIDERO COMO ENTIDAD EXTRANJERA, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LOS ACTIVOS Y PASIVOS MONETARIOS Y NO MONETARIOS.
- APLICANDO EL TIPO DE CAMBIO DE CIERRE A LAS PARTIDAS DE INGRESOS Y GASTOS DEL PERIODO QUE SE INFORMA.
- EL EFECTO DE CONVERSION RESULTANTES SE REGISTRA EN UNA CUENTA DEL CAPITAL CONTABLE BAJO EL RUBRO DE EFECTOS DE CONVERSION DE ENTIDADES EXTRANJERAS.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10 APLICANDO EL INPC DE LA ENTIDAD EXTRANJERA.

END

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS